Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2013	2012
Earnings:
Income before income taxes	$4,798	$4,322
Add:
Interest and other fixed charges, excluding capitalized interest	45	42
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	142	148
Distributed income of investees accounted for under the equity method	5	5
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	10	10
Total earnings available for fixed charges	$4,981	$4,508
Fixed charges:
Interest and fixed charges	$68	$60
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	142	148
Total fixed charges	$210	$208
Ratio of earnings to fixed charges	23.72x	21.67x

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